[Dominion Direct Logo]

Notice of Changes to Dominion Direct®

7,480,000 Shares of Common stock
(Without Par Value)

Dated June 6, 2003 Dominion Resources, Inc.

If you have a Dominion Direct Prospectus (or Dominion Direct Investment Prospectus) that is dated prior to March 10, 2003, please review the enclosed information. We have changed certain administrative matters and fees for the plan. You may view the revised prospectus, which includes this updated information, by visiting our web site at www.dom.com, or receive a copy by calling us at 1-800-552-4034.

Investment Requirements

  New participants must make an initial investment of at least $350 or commit to make monthly installments of $40 or more a month for 12 consecutive months.
  Additional investments must be at least $40 and in the form of a check or money order made payable to Dominion Resources, Inc. You may also authorize one-time or monthly debits from your bank account in order to make additional investments. (Debit authorizations may be obtained by mail, downloaded from the Internet or completed and submitted on line when you access your account via the Internet.)

Note: If you terminate your account and have authorized automatic debits from your bank account please notify us in writing to remove the debit as the timing of your request may prevent it from being removed automatically. You may also terminate automatic debits on line if you have signed up for access to your account via the Internet.

How Shares Are Purchased

  At Dominion's discretion, shares purchased through Dominion Direct will be either newly issued or purchased in the open market. You may incur a minimal charge, not to exceed $5 per cash investment, when you purchase shares.

Note: Shareholders who send checks or cash drafts that are returned for insufficient funds will be charged an administrative fee of $25. Any shares purchased with returned checks or drafts are subject to forfeiture unless the Administrator promptly receives funds to cover both the service fee and the returned check or draft. The Administrator also reserves the right to exercise offset rights on any cash or shares in your account and on any dividends paid to your account to cover any unpaid administrative fees or losses resulting from returned checks or drafts, including losses on shares purchased with such checks or drafts.

Sales

Shares are generally sold at least once a week at the then current market price. Sale dates can vary or be suspended for up to two weeks for administrative purposes. Proceeds you receive will be less a fee that is expected to be no more than 15 cents per share and covers brokers fees and a portion of our administrative costs of this plan. Proceeds are disbursed in check form and mailed via the U.S. Postal Service. Requests for express delivery will be made at the expense of the participant. All requests for special delivery of proceeds to an address other than the address of record will incur a fee of $25 in addition to any fees incurred for express delivery.

Stock Certificates

Certificates are mailed via the U.S. Postal Service. Requests for express delivery will be made at the expense of the participant. All requests for special delivery to an address other than the address of record will incur a fee of $25 in addition to any fees incurred for express delivery.

You should read this notice along with your most recent copy of the Dominion Direct Prospectus. Please keep this notice with the prospectus for future reference.

[Dominion Direct logo]

Ticker Symbol (NYSE)
D

E-mail inquiries
Shareholder_Services@dom.com

Dominion Resources, Inc.
P.O. Box 26532
Richmond, Virginia 23261-6532
1-800-552-4034
1-804-775-2500

Fax number
1-804-771-6768
(Please note this is not a toll-free number)